

Mak Grgic (He/Him) • You
CEO at Notey Inc | Techstars '23 | Grammy-Nominated Classical Guitarist ...
1w • Edited •

Friends and colleagues, check out **Notey Inc** 's Wefunder campaign. We are doing well, and would love to have you as part of our community!

Adithya Bellathur
Andrew Hulin
Shunt Balushian
Jack Bailey
Techstars Washington DC
Techstars



Adam H. Phillips • 1st
Venture Capital | Sports | Managing Director @Techstars
1w •

Excited by what **Mak Grgic** and **Adithya Bellathur** are building at **Notey Inc** to inspire the next generation of music lovers. Check their WeFunder out here:



Invest in Notey Inc: Learn to play instruments through games. Built by Grammy-nominated...
wefunder.com

✦ What's the origin story of Notey Inc?